NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 6, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 21, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the formation of a holding company which became effective on February 21, 2020, each American Depositary Share, each representing four ordinary shares of Sibanye-Stillwater (old) was deemed to represent one (1) American Depositary Share, each representing four ordinary shares of Sibanye-Stillwater (new) on a share for share basis. This form is only for the removal from listing on the Exchange of the American Depositary Shares, each representing four ordinary shares of Sibanye-Stillwater (old), and not a termination of the registration of the American Depositary Shares, each representing four ordinary shares of Sibanye-Stillwater (new) under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the American Depositary Shares, each representing four ordinary shares of Sibanye-Stillwater (old) was suspended from trading on February 24, 2020.